Exhibit 3.7

CERTIFICATE OF AMENDMENT
TO THE BYLAWS
OF
MICREL, INCORPORATED

The undersigned, being the duly acting and appointed Secretary of Micrel, Incorporated, a California corporation (the “Corporation”), hereby certifies that:

By action of the stockholders of the Corporation, pursuant to Article IX, Section 9.1 of the Bylaws of the Corporation, and action by the taken at a meeting held on October 1, 2008, Article III, Section 3.2(a) of the Bylaws of the Corporation was amended to read in its entirety as follows:

3.2           NUMBER OF DIRECTORS

(a)           The authorized number of directors of the corporation shall be not less than four (4) nor more than seven (7).

The matters set forth in this certificate are true and correct of my own knowledge.

Dated:  January 8, 2010

/s/ Robert J. Barker

Robert J. Barker, Secretary